SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period May 27, 2003 to May 29, 2003

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ✓

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):__________________]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES

DOCUMENTS FURNISHED HEREUNDER:

1.	First Quarter Interim Report for the period ended March 31, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

May 29, 2003	By: /s/ Gordon M. Anderson

Name: Gordon M. Anderson Title: Vice-President

FIRST QUARTER RESULTS
MARCH 31, 2003

HIGHLIGHTS

Pengrowth paid $82.2 million ( $0.75 per trust unit ) in cash distributions during the first quarter and retained $10.8 million to fund capital expenditures or repay bank debt. An additional $15.0 million earned in the first quarter will be distributed to unitholders in future periods.

•

Pengrowth realized an average commodity price of $44.33 per boe in 2003, an 82% increase from the same period last year.

•

Total production in the first quarter of 2003 averaged 50,827 boepd, an increase of 21% compared to the first quarter of 2002.

•

Cash netbacks for the period increased by 169% to $23.62 per boe compared to $8.79 per boe in the first quarter of 2002.

•

Operating costs of $8.63 per boe were higher than our budgeted amount of $8.16 per boe, due mainly to higher electricity rates in Alberta. The impact of higher operating costs was more than offset by a corresponding increase in natural gas spot prices in Alberta.

•

Long-term debt was reduced to $307.2 million at March 31, 2003 compared to $316.5 million at year-end
2002. The ratio of long term debt to long-term debt plus equity at quarter end was maintained at 23% and debt to trailing cash flow was approximately 1.0 times at the end of the first quarter.

•

Subsequent to quarter end, on April 23, Pengrowth closed a US $200 million private placement of senior unsecured notes to a group of US institutional investors. The issue comprised US$150 million 4.93% senior notes due April 2010 and US$50 million 5.47% senior notes due April 2013. Proceeds of this offering were used to replace most of Pengrowth’s outstanding bank debt.

•

On May 8, 2003, Pengrowth acquired an 8.4% working interest in the SOEP processing facilities downstream of the Thebaud processing platform for a net purchase price of $57 million.

•

On May 15, 2003, Pengrowth announced the terms of a new management agreement. The new agreement, which is subject to unitholder approval, is designed to provide lower fees for unitholders. The new agreement includes substantially reduced base fees, the elimination of acquisition fees, and the introduction of a performance-based fee.

Note regarding currency: All figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

- 2 - PENGROWTH ENERGY TRUST

Financial and Operating Highlights

(thousands of dollars, except production
and per unit amounts )	(unaudited)
Quarter ended March 31	2003	2002	% Change

INCOME STATEMENT
Oil and gas sales	202,801	91,634	+121%
Net income	61,050	442
Net income per unit	0.551	0.005
Distributable cash	97,221	33,118	+194%
Actual distributions paid or declared per unit	0.750	0.410	+83%
Weighted average number of units outstanding	110,768	82,266	+35%
BALANCE SHEET
Working capital	(48,547)	(22,663)	+114%
Property, plant and equipment and other assets	1,421,605	1,175,673	+21%
Long-term debt	307,226	339,085	-9%
Unitholders’ equity	1,024,162	785,387	+30%
TRUST UNIT TRADING (TSX)
High	15.90	16.23
Low	13.39	13.25
Close	14.25	16.13
Value	297,605	165,670	+80%
Volume (thousands of units)	20,122	11,395	+77%
TRUST UNIT TRADING (NYSE) — Listed on April 10, 2002
High	US$10.67	—
Low	US$9.07	—
Close	US$9.71	—
Value	US$80,807
Volume (thousands of units)	8,168
DAILY PRODUCTION
Crude oil (barrels)	24,807	18,510	+34%
Natural gas (thousands of cubic feet)	120,402	110,050	+9%
Natural gas liquids (barrels)	5,952	5,001	+19%
Total production (BOE) 6:1	50,827	41,859	+21%
PRODUCTION INCREASE
(6:1 boe) (year over year)	21%	13%
PRODUCTION PROFILE (6:1 conversion)
Crude oil	49%	44%
Natural gas	39%	44%
Natural gas liquids	12%	12%
AVERAGE PRICES
Crude oil (per barrel)	44.75	32.62	+37%
Natural gas (per mcf)	7.63	2.84	+169%
Natural gas liquids (per barrel)	41.43	22.71	+82%
Average price per BOE 6:1	44.33	24.32	+82%

PENGROWTH ENERGY TRUST - 3 -

President’s Message

We are very pleased to present the unaudited quarterly results for the three months ended March 31, 2003. Pengrowth unitholders benefited from higher crude oil and natural gas prices during the first quarter of 2003, resulting in higher per unit distributions. Pengrowth paid out a total of $0.75 per trust unit for the first quarter of 2003 as compared to $0.41 per unit for the same period in 2002. An additional $0.10 per unit earned in the first quarter of 2003 was retained to fund capital expenditures, and a further $0.13 per unit was available for future distribution.

Production levels averaged 50,827 boepd during the first quarter of 2003 representing an increase of 21% over the first quarter of 2002. The increase is largely due to the purchase of oil and gas producing properties in British Columbia in October 2002 and development activities. Our current production forecast for 2003 production is approximately 48,500 boepd assuming no acquisitions or dispositions for the balance of the year.

During the last few weeks, Canadian exchange rates have increased in relation to the US dollar. The Canadian dollar is currently trading at approximately US $0.725 as compared to US $0.65 one year ago. Most of Pengrowth’s oil and natural gas sales are denominated in US dollars. A one cent increase in the value of the Canadian dollar in relation to the US dollar reduces Pengrowth’s distributions by approximately Cdn $0.03 per unit annually. The impact of a strong Canadian dollar is expected to be partially offset by continued higher commodity prices, and continuing relatively low interest rates.

Pengrowth ended the quarter with long-term debt of $307 million, 9% lower than at the end of the first quarter of 2002 and 3% less than our year-end debt position. As at the end of the quarter, Pengrowth’s debt to cash flow ratio was 1.0 times, and the debt to total capitalization ratio was 23%. This represents one of the strongest balance sheets in Pengrowth’s recent history and positions us well for future acquisitions. In addition, on April 23, 2003, Pengrowth successfully closed a US $200 million private placement of senior unsecured notes to a group of US institutional investors. The notes were comprised of US $150 million 4.93% senior notes due April 2010 and US $50 million 5.47% senior notes due April 2013. Proceeds of this offering were used to replace most of our outstanding bank debt.

Subsequent to quarter end, Pengrowth completed the acquisition of an 8.4% working interest in the processing facilities at the Sable Offshore Energy Project ( “SOEP” ) downstream of the Thebaud processing platform for a net purchase price of approximately $57 million. The acquisition will result in a material reduction in processing fees paid by Pengrowth for transporting and processing our 99.9% royalty interest in SOEP production. We expect the transaction will be accretive to unitholders and will result in an increase in distributions of approximately $0.03 per unit per year over the next five years.

Pengrowth has also entered into an agreement to purchase varying interests in 11 significant discovery licenses ( “SDL’s” ) from Nova Scotia Resources Limited ( “NSRL” ) for a purchase price of $4.5 million plus a 10% net profits interest to NSRL. This purchase helps to align Pengrowth for future development particularly now that Pengrowth is a working interest owner in the SOEP facilities. Timing on the potential development of the SDL’s, through farmout or other means, will depend on the future performance of SOEP and other developments in the region.

On May 15, 2003, Pengrowth Corporation and Pengrowth Management Limited ( the “Manager” ) announced an agreement, subject to unitholder approval, on the terms of a new management agreement. A new fee structure has been designed to provide for lower base fees and strong incentives for the Manager to increase unitholder returns. A special committee of independent directors of Pengrowth Corporation was formed several months ago to consider the current management agreement and alternatives thereto, including internalization. After considering several alternatives, the Special Committee decided to negotiate a new incentive-based management agreement with the Manager. The Special Committee and the Board of Directors of Pengrowth Management unanimously support the new management agreement. The key features of the new agreement include:

· Avoidance of the up-front costs associated with internalization.

· Reduced base fees resulting in potential direct savings to unitholders.

· The elimination of acquisition fees.

· The introduction of a performance-based fee based on a 3 year rolling average total return.

· The implementation of a ceiling on the total fees payable.

· Two distinct three-year terms, with a declining fee structure in the second three-year term..

· The continued commitment by James Kinnear to the stewardship of the Trust.

· Enhanced corporate governance.

Details of the new management agreement are included in the Information Circular – Proxy Statement dated May 12, 2003. The new management agreement requires the approval of the unitholders by special resolution and will be presented for a vote at the Annual General Meeting to be held in Calgary, Alberta at 3:00 pm MST on June 17, 2003 in the McMurray Room of the Calgary Petroleum Club.

James S. Kinnear
Chairman, President and Chief Executive Officer, Pengrowth Energy Trust
May 22, 2003

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

- 4 - PENGROWTH ENERGY TRUST

Management’s Discussion and Analysis

The following discussion and analysis of financial results should be read in conjunction with:

•	The MD&A and the audited consolidated financial statements as at and for the year ended December 31, 2002 and 2001;

•	The interim unaudited consolidated financial statements as at and for the three months ended March 31, 2003.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Production volumes and revenues are reported on a gross basis (before crown and freehold royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.

Distributable Cash

Distributable cash increased 194% to $97.2 million for the first quarter of 2003, compared to $33.1 million in the first quarter of 2002. Per unit cash distributions to unitholders increased 83% to $0.75 per trust unit in the first quarter of 2003 compared to $0.41 per trust unit in the first quarter of 2002. An additional $10.8 million ($0.10 per unit) was withheld to repay indebtedness and/or to fund capital expenditures. A balance of $15.0 million (approximately $0.13 per unit) earned in the first quarter will be distributed to unitholders in future months.

The following is a summary of recent monthly distributions and future key dates:

Ex-Distribution		Distribution	Distribution Amount	US $
Date *	Record Date	Payment Date	per Trust Unit	Approx. Amount**

December 27, 2002	December 31, 2002	January 15, 2003	$0.20	$0.13
January 30, 2003	February 3, 2003	February 15, 2003	$0.20	$0.13
February 27, 2003	March 3, 2003	March 15, 2003	$0.25	$0.17
March 28, 2003	April 1, 2003	April 15, 2003	$0.25	$0.17
April 29, 2003	May 1, 2003	May 15, 2003	$0.25	$0.18
May 29, 2003	June 2, 2003	June 15, 2003	$0.25	$0.18
June 26, 2003	June 30, 2003	July 15, 2003
July 29, 2003	July 31, 2003	August 15, 2003
August 27, 2003	August 29, 2003	September 15, 2003
September 26, 2003	September 30, 2003	October 15, 2003
October 29, 2003	October 31, 2003	November 15, 2003
November 27, 2003	December 1, 2003	December 15, 2003

*	To benefit from the monthly cash distribution, unitholders must purchase or hold trust units prior to the ex-distribution date.

**	Before applicable withholding taxes.

Net Income

Net income for the first quarter of 2003 increased to $61.1 million ($0.55 per trust unit) compared to $0.4 million for the first quarter of 2002. Most of this increase is attributable to higher commodity prices in the first quarter of 2003.

Pengrowth Monthly Cash Distributions
(cents Canadian)

PENGROWTH ENERGY TRUST - 5 -

Netbacks

	Three months ended March 31,

Netbacks per boe of Production (6:1)	2003	2002

Oil and gas sales	$44.33	$24.32
Crown and freehold royalties, net of incentives	(7.69)	(3.52)
Other income	0.63	0.45
Operating costs	(8.63)	(7.31)
Amortization of injectants	(2.16)	(3.23)

Operating Netback	26.48	10.71
Interest	(0.94)	(0.69)
General and administrative	(0.81)	(0.59)
Management fees	(0.82)	(0.37)
Capital taxes	(0.12)	(0.11)
Other	(0.17)	(0.16)

Netback per boe	$23.62	$8.79

Production

Total daily average production per BOE increased 21% in the first quarter of 2003, compared to the first quarter of 2002.

	Three months ended March 31

Daily Production	2003	2002	% Change

Crude oil (bbls/d)	24,807	18,510	34%
Natural gas (mcf/d)	120,402	110,050	9%
Natural gas liquids (bbls/d)	5,952	5,001	19%

Total boe/d (6:1)	50,827	41,859	21%

Production Profile

Oil production volumes have increased 34% mainly as a result of the acquisition of the B.C. properties in October 2002.

First quarter natural gas production volumes have increased 9% when compared to the first quarter of 2002, again due to the purchase of the B.C. properties in October 2002, offset in part by lower production volumes from Judy Creek (due to increased gas injection volumes), and the Sable Offshore Energy Project (“SOEP”), where gas production volumes were 15% lower than the first quarter of 2002.

The reduction in SOEP production during the first quarter was mainly due to one well going off production because of sand and water production, and weather-related production interruptions. Workovers were completed on several SOEP wells during the first quarter, and production now approximates 42,000 MMBTU per day of raw gas net to Pengrowth.

Total first quarter production of 50,827 boepd was slightly lower than expected for the period. This was mainly due to lower gas sales from SOEP and Judy Creek, as well as higher than anticipated declines at the recently acquired Rigel, Squirrel and Tupper properties in B.C, offset in part by higher than forecasted oil volumes from Judy Creek.

Pengrowth’s current forecast of 2003 production is approximately 48,500 boepd assuming no acquisitions or dispositions for the balance of the year. This forecast includes expected incremental production volumes primarily from 2003 development activities at SOEP, the B.C. properties and Judy Creek. Unanticipated production fluctuations on certain of our core properties in B.C. and offshore Nova Scotia could cause our actual production to vary from the forecasted volumes.

- 6 - PENGROWTH ENERGY TRUST

Prices

Pengrowth’s average price per BOE of production increased 82% from $24.32 per boe in the first quarter of 2002 to $44.33 per boe in the first quarter of 2003.

	Three months ended March 31,

Average Prices C$	2003	2002	% Change

Crude oil ($/ bbl)	44.75	32.62	37%
Natural gas ($/ mcf)	7.63	2.84	169%
Natural gas liquids ($/ bbl)	41.43	22.71	82%

Average price per boe (6:1)	44.33	24.32	82%

Pengrowth’s average crude oil price increased 37% in the first quarter of 2003 compared to the first quarter of 2002, reflecting a 56% increase in the WTI benchmark price for crude oil over the same period. This increase was offset in part by the impact of Pengrowth’s hedging program and an appreciation of the Canadian dollar vs. the U.S. dollar during the first quarter of 2003.

Pengrowth’s average natural gas price increased 169% from $2.84 per mcf in the first quarter of 2002 to $7.63 per mcf in the first quarter of 2003. The AECO monthly gas index price increased 137% and the NYMEX Henry Hub gas price index increased 185% over the same period.

WTI Oil Price ($US / bbl)	AECO Gas Price ($C / mcf)

Price Risk Management Program

As a result of the high spot prices for natural gas and crude oil during the first quarter of 2003, Pengrowth realized a net hedging loss on natural gas swap contracts and fixed price contracts (as compared to monthly average spot prices) of $11.5 million, and hedging losses related to crude oil price swap transactions of $9.1 million. In the first quarter of 2002, Pengrowth realized net hedging gains of $0.3 million and $0.5 million for natural gas and crude oil hedges respectively.

Pengrowth has 11,000 bpd of crude oil hedged for the remainder of 2003 at an average fixed price of $41.48 per bbl. In addition, Pengrowth has hedged 14,217 mcf/d of its 2003 Western gas production at an average plantgate price of $6.07 per mcf and 17,000 MMBTU/d of its Eastern gas production at an average plantgate price of $5.11 per MMBTU. Details of the contracts are provided in Note 6 to the financial statements.

At March 31, 2003 the mark-to-market value of these hedge positions was a negative $13.3 million — a positive $4.0 million for crude oil and negative $17.3 million for natural gas.

Royalties

Royalties increased to $35.2 million or 17% of oil and gas sales in the first quarter of 2003, compared to $13.2 million or 14% of oil and gas sales in the first quarter of 2002. The increase in the royalty percentage is due to a higher natural gas Crown royalty reference price in Alberta and a slightly higher average royalty rate on the B.C. properties, offset in part by higher injection credits at Judy Creek and a larger proportionate revenue contribution from SOEP (due to higher gas prices). SOEP enjoys a current royalty rate of approximately 2%.

Operating Costs

For the first three months of 2003, operating costs were $39.5 million ($8.63 per boe), compared to $27.5 million ($7.31 per boe) for the first three months of 2002. On a per boe basis, the increase is due mainly to higher electricity costs in Alberta in 2003 compared to the prior year — Alberta pool prices averaged approximately $97.00/Mwh in the first quarter of 2003 compared to approximately $49.00/Mwh in the first quarter of 2002. Operating costs per boe for the first quarter of 2003 were higher than our 2003 average budgeted amount of $8.16 per boe, due mainly to higher Alberta electricity costs. Electricity rates have come down substantially in April over the first quarter average but remain approximately 10% above our average budgeted rate for 2003.

An increase in per unit processing fees at SOEP also contributed to higher operating costs in the first quarter of 2003 as compared to the first quarter of 2002, offset in part by lower per boe costs at the newly acquired B.C. properties.

PENGROWTH ENERGY TRUST - 7 -

Injectants for Miscible Flood

During the first three months of 2003, Pengrowth purchased $9.5 million of injectants for miscible floods and expensed a related $9.9 million against cash distributions to unitholders. Pengrowth amortizes the cost of injectants purchased from third parties against cash distributions to unitholders over the period of expected future economic benefit, which is currently 30 months. Based on the planned miscible flood programs and current natural gas price forecasts, purchased injectant costs are expected to decline approximately 15% from first quarter levels for each quarter during the remainder of 2003. At March 31, 2003, the balance of unamortized injectant costs was $33.4 million.

General and Administrative

General and Administrative expenses (G&A) were $3.7 million in the first quarter of 2003 compared to $2.2 million for the same period last year. This increase is due to a number of factors including the additional personnel hired in conjunction with the acquisition of the B.C. properties in October 2002, a move to larger and higher rent office premises, as well as additional administrative and regulatory costs associated with the administration of a larger unitholder base, and expansion into the U.S. markets in the second quarter of 2002. On a per boe basis, G&A increased from $0.59 per boe in 2002 to $0.81 per boe in 2003. G&A costs for the first quarter were also higher than the expected level of $0.72 per boe due to a number of factors including legal and advisory costs incurred by the Special Committee of the Board of Directors established to conduct a review of the Management Agreement, and higher than expected personnel and systems costs related to transitional activities with respect to the addition of the B.C. properties in the fourth quarter of 2002.

Management Fees

Management fees were $3.8 million or $0.82 per boe in the first quarter of 2003 compared to $1.4 million or $0.37 per boe for the same period last year. Management fees were substantially higher in 2003 due to the increase in net production revenue, as the current fees are based on a sliding scale percentage of net production revenue.

Interest Expense

Interest expense increased to $3.7 million for the first quarter of 2003 compared to $3.0 million in the first quarter of 2002. Although the average long-term debt has decreased compared to the first quarter of 2002, the average interest rate has increased.

Depletion and Depreciation

Depletion and depreciation increased to $43.2 million or $9.43 per boe compared to $30.4 million or $8.08 per boe for the first quarter of 2002. Higher production volumes and acquisitions made since the first quarter of 2002 have increased the amount of depletion and depreciation. The shorter reserve life index of the B.C. properties acquired in 2002 has increased the overall depletion rate, and the higher per boe cost of these properties (due to the shorter life) has also increased the depletion amount per boe. First quarter depletion per boe is in line with our expectations.

LIQUIDITY AND CAPITAL RESOURCES

Pengrowth’s long-term debt at March 31, 2003 was $307.2 million, compared to $316.5 million at December 31, 2002.

The ratio of debt to trailing 12-month distributable cash at March 31, 2003 was 1.2 times. Distributable cash covered interest expense by 26 times in the first three months of 2003.

Subsequent to quarter end, on April 23, Pengrowth closed a US $200 million private placement of senior unsecured notes to a group of US institutional investors. The notes comprised US $150 million, 4.93% senior notes due April 2010 and US $50 million 5.47% senior notes due April 2013. Proceeds of this offering were used to replace most of Pengrowth’s outstanding bank debt.

Capital Spending

During the first three months of 2003, Pengrowth spent $18.5 million ($11.4 million in 2002) on development activities. Over 90% of this amount was funded through the 10% holdback from distributable cash and proceeds received in the first quarter from Pengrowth’s distribution reinvestment plan and trust unit option plans. Of the $18.5 million, $16.2 million was spent on drilling, completion and tie-ins, and $2.3 million was spent on facilities. The majority of these costs were spent on development programs at Judy Creek ($4.9 million), Sable ($4.0 million), Weyburn ($2.9 million), the new B.C. properties ($2.7 million) and McLeod River ($1.1 million). Pengrowth’s total capital budget for 2003 is approximately $88 million.

- 8 - PENGROWTH ENERGY TRUST

REVIEW OF DEVELOPMENT ACTIVITIES

First quarter development activities at Pengrowth’s major properties include the following:

Operated Properties

At Judy Creek:

•	One oil well was drilled in the southwest area of A Pool, and it was completed and placed on production and is currently producing 155 bopd. A second oil well was completed and is currently producing 125 bopd.

•	An injection well booster pump was installed at 14-12-064-11W5. This increased the water injection rate from 475 to 1250 barrels of water per day, which will result in improved water flood oil recovery.

At McLeod River:

•	To date in 2003 four wells have been drilled and cased. One well is on production, one well is being evaluated and two wells are awaiting completion.

At Oak:

•	Oak “C” unitization is essentially complete. Gas injection commenced in February and water injection on April 18th.

•	It is estimated an incremental two million barrels of oil is recoverable with the waterflood.

At Beaverdam:

•	A suspended Doig well was recompleted during the first quarter and placed on production April 10th. The well is currently producing 40 bopd and 250 mcf/d.

At Elm:

•	Pengrowth drilled three wells in Elm in the first quarter of 2003. One well was abandoned and two oil wells were successfully drilled, completed and tied in. Current production from these two wells is 60-75 bopd per well.

At Bullrush:

•	On-going optimization has been positive. One gas well was successfully acidized with an increase of 250 mcf/d and one suspended well was reactivated at 100 mcf/d.

At Velma:

•	A suspended well was re-completed late in 2002 and was tied in and placed on production in the first quarter of 2003 at 2.0 mmcf/d.

At Laprise:

•	A suspended well was successfully stimulated and tested at 1.5 mmcf/d. Work is in progress to tie the well in. A compressor has been ordered and depending on weather, construction will take place in the second quarter.

PENGROWTH ENERGY TRUST - 9 -

Non-operated properties

At Weyburn Unit:

•	CO2 injection volumes from North Dakota Gasification Company averaged 70 mmcf/d with recycle volumes of 18 mmcf/d for a total injection rate of 88 mmcf/d. All of the CO2 injection wells in Phase 1B of the CO2 project have been commissioned with the exception of one well, which has a casing leak. Repair attempts have been unsuccessful and the well will be abandoned and redrilled.

•	Capital expenditures for the first quarter have been directed towards the CO2 miscible flood project and production optimization with the installment of several electrical submersible pumps and larger pump jacks.

At SOEP:

•	Workovers have been completed on several Venture and Thebaud wells and production is now approaching an operating range of approximately 42,500 MMBTU of raw gas per day net to Pengrowth.

•	In addition to the improved production from the Tier 1 fields, drilling of the first of two development wells will commence shortly at Alma, a Tier II field. Production from Alma is expected to begin before the end of this year and will provide additional productive capacity for the SOEP operations.

•	Construction of the South Venture platform is continuing with production expected to start by late 2004.

2003 Tax Estimate Update

Pengrowth forecasts that in the current commodity price environment, approximately 60-65 % of distributions paid in 2003 will be taxable to unitholders, with the remainder of distributions treated as return of capital and thus tax deferred. The taxability may increase if we witness commodity prices over the remainder of the year, or could be reduced if Pengrowth makes additional acquisitions and issues new equity during the balance of the year.

James S. Kinnear
Chairman, President and Chief Executive Officer
Pengrowth Energy Trust
May 22, 2003

- 10 - PENGROWTH ENERGY TRUST

Consolidated Balance Sheets

(Stated in thousands of dollars)

	As at	As at
	March 31	December 31
	2003	2002

	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Cash and term deposits	$3,446	$8,292
Marketable securities (Note 6)	1,633	1,906
Accounts receivable	61,231	41,426
Inventory	1,116	1,301

	67,426	52,925
REMEDIATION TRUST FUND	6,688	6,679
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	1,421,605	1,444,668

	$1,495,719	$1,504,272

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$44,161	$43,092
Distributions payable to unitholders	70,576	45,315
Due to Pengrowth Management Limited	1,236	1,086

	115,973	89,493

LONG-TERM DEBT	307,226	316,501
FUTURE SITE RESTORATION COSTS	48,358	44,339
TRUST UNITHOLDERS’ EQUITY (Note 3)	1,024,162	1,053,939

SUBSEQUENT EVENT (Note 7)
	$1,495,719	$1,504,272

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 11 -

Consolidated Statements of Income

(Stated in thousands of dollars)
(Unaudited)
Three Months ended March 31	2003	2002

REVENUES
Oil and gas sales	$202,801	$91,634
Processing and other income	2,855	1,687
Crown royalties, net of incentives	(32,691)	(11,843)
Freehold royalties and mineral taxes	(2,494)	(1,411)

	170,471	80,067
Interest and other income	82	427

NET REVENUE	170,553	80,494
EXPENSES
Operating	39,482	27,525
Amortization of injectants for miscible floods	9,863	12,178
Interest	3,653	3,123
General and administrative	3,691	2,230
Management fee	3,763	1,396
Loss (gain) on foreign exchange	750	(85)
Capital taxes	564	403
Depletion and depreciation	43,152	30,447
Future site restoration	4,569	2,829

	109,487	80,046

INCOME BEFORE THE FOLLOWING	61,066	448
ROYALTY INCOME ATTRIBUTABLE TO ROYALTY UNITS OTHER THAN THOSE HELD BY PENGROWTH ENERGY TRUST	16	6

NET INCOME	$61,050	$442
NET INCOME PER UNIT (Note 3) Basic	$0.551	$0.005
Diluted	$0.550	$0.005

See accompanying notes to the consolidated financial statements.

- 12 - PENGROWTH ENERGY TRUST

Consolidated Statements of Cash Flow

(Stated in thousands of dollars)
(Unaudited)
Three Months ended March 31	2003	2002

CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$61,050	$442
Items not involving cash
Depletion, depreciation and future site restoration	47,721	33,276
Amortization of injectants	9,863	12,178
Purchase of injectants	(9,475)	(3,336)
Expenditures on remediation	(550)	(224)

Funds generated from operations	108,609	42,336
Distributions	(71,961)	(32,080)
Changes in non-cash operating working capital (Note 5)	(18,854)	(10,742)

	17,794	(486)

FINANCING
Change in long-term debt	(9,275)	(6,371)
Proceeds from issue of trust units	6,394	860

	(2,881)	(5,511)

INVESTING
Expenditures on property, plant and equipment	(18,503)	(11,390)
Expenditures on property acquisitions	(1,973)	—
Proceeds from sale of marketable securities	273	—
Change in non-cash investing working capital (Note 5)	453	7,953
Change in Remediation Trust Fund	(9)	(188)
Proceeds on property dispositions	—	4,954
Purchase of marketable securities	—	(1,666)

	(19,759)	(337)

DECREASE IN CASH	(4,846)	(6,334)
CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	8,292	3,797

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT END OF PERIOD	$3,446	$(2,537)

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 13 -

Consolidated Statements of Trust
Unitholders’ Equity

(Stated in thousands of dollars)
(Unaudited)
Three Months ended March 31	2003	2002

Unitholders’ equity at beginning of period	$1,053,939	$817,203
Units issued, net of issue costs	6,394	860
Net income for period	61,050	442
Distributable cash (Note 2)	(97,221)	(33,118)

TRUST UNITHOLDERS’ EQUITY AT END OF PERIOD	$1,024,162	$785,387

- 14 - PENGROWTH ENERGY TRUST

Notes To Consolidated Financial Statements

(Unaudited)
MARCH 31, 2003

(Tabular amounts are stated in thousands of dollars except per unit amounts)

1.	SIGNIFICANT ACCOUNTING POLICY

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust and Pengrowth Corporation (collectively referred to as “Pengrowth”). The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2002.

2.	DISTRIBUTABLE CASH

	Three months ended

	March 31, 2003	March 31, 2002

Net income	$61,050	$442
Add (Deduct):
Depletion, depreciation and future site restoration	47,721	33,276
Remediation expenses and trust fund contributions	(621)	(475)
Cash withheld to fund capital expenditures	(10,804)	—
Other	(125)	(125)

Distributable cash	$97,221	$33,118
Less: Actual distributions paid or declared	(82,201)	(32,921)

Balance to be distributed	$15,020	$197

Actual distributions paid or declared per unit	$0.750	$0.410

The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

3.	TRUST UNITS

The authorized capital of Pengrowth is 500,000,000 trust units.

	March 31, 2003		December 31, 2002

Trust Units Issued	Number of units	Amount	Number of units	Amount

Balance, beginning of period	110,562,327	$1,662,726	82,240,069	$1,280,599
Issued for cash	—	—	28,125,000	404,350
Less: issue expenses	—	—	—	(24,989)
Issued for cash on exercise of stock options	128,830	1,701	66,093	871
Issued for cash under Distribution Reinvestment (“DRIP”) Plan	329,677	4,693	131,165	1,895

Balance, end of period	111,020,834	$1,669,120	110,562,327	$1,662,726

The per unit amounts for net income are based on weighted average units outstanding for the period. The weighted average units outstanding for the three months ended March 31, 2003 were 110,768,338 units (March 31, 2002 – 82,266,485 units). In computing diluted net income per unit, 328,340 units were added to the weighted average number of units outstanding during the period ended March 31, 2003 (March 31, 2002– 24,162 units) for the dilutive effect of employee stock options and rights.

PENGROWTH ENERGY TRUST - 15 -

Trust Unit Option Plan

As at March 31, 2003 options to purchase 4,269,734 trust units were outstanding (December 31, 2002 – 4,451,131) that expire at various dates to June 28, 2009.

	March 31, 2003		December 31, 2002

		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	of options	Exercise price	of options	Exercise price

Outstanding at beginning of period	4,451,131	$16.78	3,106,635	$17.78
Granted	—	—	1,895,603	15.14
Exercised	(128,830)	13.20	(66,093)	13.17
Cancelled	(52,567)	17.15	(485,014)	17.23
Outstanding at period-end	4,269,734	16.88	4,451,131	16.78
Exercisable at period-end	3,555,855	17.19	3,715,271	17.04

Rights Incentive Plan

As at March 31, 2003 rights to purchase 2,028,000 trust units were outstanding (December 31, 2002 – 1,964,100) that expire at various dates to March 3, 2008.

	March 31, 2003		December 31, 2002

		Weighted		Weighted
	Number	Average	Number	Average
Rights Incentive Options	of rights	Exercise price	of rights	Exercise price

Outstanding at beginning of period	1,964,100	$13.29	—	$—
Granted	63,900	15.50	1,964,100	13.61
Outstanding at period-end	2,028,000	13.03	1,964,100	13.29
Exercisable at period-end	676,000	13.03	654,700	13.29

Fair Value of Unit Based Compensation

Had compensation cost for options and rights granted to employees since January 1, 2002, been calculated based on the fair value method, net income would be reduced as follows:

	Three months ended

	March 31, 2003	March 31, 2002

Net income	$61,050	$442
Compensation cost related to options	(94)	—
Compensation cost related to rights	(118)	—

Pro forma net income	$60,838	$442

Pro forma net income per unit:
Basic	$0.549	$0.005

Diluted	$0.548	$0.005

4.	GUARANTEE

The Company has adopted the provisions of Accounting Guideline acG-14, Disclosure of Guarantees.

As at March 31, 2003, the Corporation has provided a guarantee to an investment dealer pursuant to the employee Trust Unit Margin Purchase Plan. Under the terms of this plan, employees, directors and consultants of the Corporation and Pengrowth Management Limited may purchase trust units and finance up to 75% of the purchase price through the investment dealer. Participants maintain personal margin loans with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans. The Corporation has provided a $5 million letter of credit to the investment dealer in relation to amounts owing under the plan.

The Corporation acts as a guarantor on all margin loans under the plan. As at March 31, 2003, 2,486,926 trust units were deposited under the plan with a market value of $35,438,695 and a corresponding margin loan of $9,514,780. The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35% of the market value of units held under the plan. If the market value of the trust units under the plan declines, the Corporation may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by the Corporation would be reduced by proceeds of liquidating the individual’s trust units held under the plan.

- 16 - PENGROWTH ENERGY TRUST

5.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	March 31, 2003	March 31, 2002

Accounts receivable	$(19,805)	$(3,360)
Inventory	185	2,250
Accounts payable and accrued liabilities	616	(9,450)
Due to Pengrowth Management Limited	150	(182)

	$(18,854)	$(10,742)

Change in Non-Cash Investing Working Capital

	March 31, 2003	March 31,2002

Accounts payable for capital accruals	$453	$3,933
Deposit on disposition of properties	—	4,020

	$453	$7,953

Cash Payments

	March 31, 2003	March 31,2002

Cash payments made for taxes	$485	$355
Cash payments made for interest	$4,846	$3,403

6.	FINANCIAL INSTRUMENTS

Interest Rate Risk

Pengrowth has fixed the interest rate on $125 million of its long-term debt for periods of three years ending November 30, 2004 ($75 million), December 31, 2004 ($25 million) and March 4, 2005 ($25 million) at an average interest rate of 4.09% (before stamping fees).

The estimated fair value of the interest rate swaps has been determined based on the amount that Pengrowth would receive or pay to terminate the contracts at period end. Since forward interest rates have declined since entering into the contracts, as at March 31, 2003, the amount that Pengrowth would pay to terminate the interest rate swaps is $481,000.

Foreign Exchange Risk

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month for 2003 and 2004. This swap has mitigated a portion of the exchange risk on U.S. dollar denominated gas sales. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at period end. At March 31, 2003, the amount Pengrowth would receive to terminate the foreign exchange swap would be Cdn$791,000.

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at March 31, 2003, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Remaining Term	Volume (bbl/d)	Reference Point	Price (Cdn$/bbl)

2003
Financial:
April 1, 2003 – Dec. 31, 2003	10,000	WTI(1)	$41.00
April 1, 2003 – Dec. 31, 2003	1,000	WTI(1)	$46.30
2004
Financial:
Jan. 1, 2004 – Dec. 31, 2004	8,500	WTI(1)	$38.09

PENGROWTH ENERGY TRUST - 17 -

Natural Gas:

Remaining Term	Volume (mmbtu/d)	Reference Point	Price

2003
Financial:
April 1, 2003 – Dec. 31, 2003	7,500	Tetco M3(1)	$7.37 Cdn/mmbtu
April 1, 2003 – Dec. 31, 2003	7,000	Transco Z6	$3.90 U.S./mmbtu
April 1, 2003 – Dec. 31, 2003	2,500	Tetco M3(1)	$8.42 Cdn/mmbtu
April 1, 2003 – Dec. 31, 2003	2,370	AECO	$6.96 Cdn/mmbtu
April 1, 2003 – Dec. 31, 2003	2,370	Sumas(1)	$7.28 Cdn/mmbtu
Physical:
April 1, 2003 – Dec. 31, 2003	9,478	AECO	$5.73 Cdn/mmbtu
2004
Financial:
Jan. 1, 2004 – Dec. 31, 2004	5,000	Tetco M3(1)	$6.90 Cdn/mmbtu
Jan. 1, 2004 – Dec. 31, 2004	7,000	Transco Z6	$3.90 U.S./mmbtu

(1) Associated CDN$/US$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts have been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At March 31, 2003, the amount Pengrowth would receive to terminate the crude oil contracts is $4,031,000, and the amount Pengrowth would pay to terminate the natural gas contracts is $14,777,000.

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than bank debt, remediation trust fund and marketable securities, approximate their fair value due to their short maturity. The fair value of the marketable securities approximates their carrying amount. The fair value of the Remediation Trust Fund at March 31, 2003 was $7,323,000 (December 31, 2002 – $7,193,000).

7.	SUBSEQUENT EVENT

On April 23, 2003, Pengrowth closed a U.S.$200 million private placement of senior unsecured notes to a group of U.S. investors. The notes were offered in two tranches of U.S.$150 million at 4.93% due April 2010 and U.S.$50 million at 5.47% due in April 2013. The proceeds from the private placement will be used to repay a portion of Pengrowth’s outstanding bank debt. Pengrowth’s borrowing capacity under the bank syndicate facility has been reduced by the amount of the private placement.

- 18 - PENGROWTH ENERGY TRUST

Corporate Information

DIRECTORS OF PENGROWTH	PENGROWTH AND A STRONG	ABBREVIATIONS
CORPORATION	COMMUNITY

Thomas A. Cumming	Pengrowth Management Limited believes	bbl	barrel
Business Consultant	in enhancing the community where our	bcf	billion cubic feet
	employees live and work. Pengrowth	boe*	barrels of oil
James S. Kinnear; Chairman	supports causes and institutions both		equivalent
President, Pengrowth Management	financially and through volunteer efforts	boe per day*	barrels of oil
Limited	and is proud of these associations and		equivalent per day
	partnerships with many community-	lt	long tonnes
Francis G. Vetsch	building non-profit organizations	mbbls	thousand barrels
President, Quantex Resources Ltd.		mmbbls	million barrels
	Pengrowth has a substantial investment in	mboe*	thousand barrels of
Stanley H. Wong	our community and although 100 percent		oil equivalent
President, Carbine Resources Ltd.	of the costs are attributed to Pengrowth	mmboe*	million barrels of oil
	Management, Pengrowth Energy Trust		equivalent
John B. Zaozirny,	unitholders benefit through the visibility	mcf	thousand cubic feet
Counsel, McCarthy Tetrault	associated with these vital partnerships	mmcf	million cubic feet
Lead Director		mcf per day	thousand cubic feet
	STOCK EXCHANGE LISTINGS		per day
Michael A. Grandin	The Toronto Stock Exchange:	mmcf per day	million cubic feet
Corporate Director	Symbol: PGF.UN		per day
The New York Stock Exchange:
Director Emeritus	Symbol: PGH
Thomas S. Dobson,		Pengrowth Energy Trust (EnergyTrust)
President,	PENGROWTH ENERGY TRUST	Pengrowth Corporation (Corporation)
T.S. Dobson Consultant Ltd.	Head Office	*6 mcf of gas = 1 barrel of oil
Suite 2900, 111 - 5 Avenue S.W.
OFFICERS OF PENGROWTH	Calgary, Alberta T2P 3Y6 Canada
CORPORATION	Telephone: (403) 233-0224
Toll-Free: 1 800 223-4122
James S. Kinnear	Facsimile: (403) 265-6251
President and Chief Executive Officer	Email: pengrowth@pengrowth.com
Website: http://www.pengrowth.com

Robert B. Hodgins	Toronto Office
Chief Financial Officer	2315, 200 Bay Street
Toronto, Ontario M5J 2J2 Canada
Gordon M. Anderson	Telephone: (416) 362-1748
Vice President	Toll-Free: 1 888 744-1111
Facsimile: (416) 362-8191
Henry D. McKinnon
Vice President, Operations	Halifax Office
Suite 407
Lynn Kis	1959 Upper Water Street
Vice President, Engineering	Halifax, NS B3J 3N2 Canada
Telephone: (902) 425-8778
Charles V. Selby	Facsimile: (902) 425-7887
Corporate Secretary	Contact: Jim MacDonald, General
Manager, East Coast Operations
Chris Webster
Treasurer	INVESTOR RELATIONS
For investor relations enquiries, please
Lianne Bigham	contact:
Controller	Dan Belot, Manager, Investor Relations
Telephone: (403) 233-0224
TRUSTEE	Toll-Free: 1 800 223-4122
Computershare Trust Company of	Facsimile: (403) 294-0051
Canada	Email: danielb@pengrowth.com
or
BANKERS	Sally Elliott, Investor Relations, Toronto
Bank Syndicate Agent:	Telephone: (416) 362-1748
Royal Bank of Canada	Toll-Free: 1 888 744-1111
Facsimile: (416) 362-8191
AUDITORS KPMG LLP ENGINEERING CONSULTANTS Gilbert Laustsen Jung Associates Ltd.